

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Eric Scheyer
Chief Executive Officer
Star Peak Energy Transition Corp.
1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201

      Re: Star Peak Energy Transition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed March 15, 2021
           File No. 333-251397

Dear Mr. Scheyer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Historical Comparative and Pro Forma Combined Per Share Information of STPK and Stem, page 18

1.   We note your response to prior comment 2; however, we also note you now indicate in footnote (2) on page 19 that Stem equivalent pro forma combined amounts are calculated by dividing the pro forma combined data by the exchange ratio of approximately 0.216. Please note that equivalent pro forma per share amounts should be calculated by multiplying the pro forma loss per share and pro forma book value per share by the exchange ratio. Please revise the equivalent pro forma per share disclosures accordingly. Refer to the Instruction to paragraph (e) and (f) of Part I.A, Item 3(f) of Form S-4.

You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew R. Pacey